EXHIBIT 99.1

APPROVED FOR EXTERNAL DISTRIBUTION

24 October 2013

BLOCK LAUNCHING
CANADIAN PACIFIC RAILWAY LIMITED
A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.
This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

OFFERING STRUCTURE
ISSUER:	CANADIAN PACIFIC RAILWAY LIMITED
TICKER / EXCHANGE:	CP / NYSE; CP / TSE
SHARES OFFERED:	5,965,304 SHARES (100% SECONDARY)
RE-OFFER RANGE:	US$139.60 – TO MARKET
LAST SALE (10/24/13):	US$141.72
SELLER:	PERSHING SQUARE
LOCK UP:	90 DAYS
STOCK TYPE:	REGISTERED
BOOKRUNNERS:	CREDIT SUISSE, BAML, MS
DESCRIPTION:
CANADIAN PACIFIC RAILWAY LIMITED IS A HOLDING COMPANY WHOSE DIRECT AND INDIRECT SUBSIDIARIES OPERATE RAILWAYS IN NORTH AMERICA. THE MAIN OPERATING SUBSIDIARY OF THE CORPORATION, CANADIAN PACIFIC RAILWAY COMPANY, IS A FULLY INTEGRATED AND TECHNOLOGICALLY ADVANCED CLASS I RAILWAY (A RAILROAD EARNING A MINIMUM OF US$398.7 MILLION IN REVENUES ANNUALLY) PROVIDING RAIL AND INTERMODAL FREIGHT TRANSPORTATION SERVICES OVER A 14,400-MILE NETWORK SERVING THE PRINCIPAL BUSINESS CENTRES OF CANADA, FROM MONTREAL TO VANCOUVER, AND THE U.S. MIDWEST AND NORTHEAST REGIONS.

EXPECTED PRICING:	FRIDAY, 10/25 (PRE-OPEN)
EXPECTED TRADING:	FRIDAY, 10/25
EXPECTED TRADE DATE:	FRIDAY, 10/25
EXPECTED SETTLEMENT:	WEDNESDAY, 10/30

DISCLAIMER:

This e-mail and any documents attached thereto may not be forwarded, distribution or reproduced in whole or in part without the express permission of Credit Suisse. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions.

A shelf registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. A written prospectus (other than any free writing prospectus as defined in Rule 405) may be obtained by contacting                             .